The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                        JILIN CHEMICAL INDUSTRIAL COMPANY
                     LIMITED (a joint stock limited company
                    incorporated in the People's Republic of
                          China with limited liability)
                               (Stock Code: 0368)

                                  ANNOUNCEMENT

The Board of Directors of Jilin Chemical Industrial Company Limited (the "Company") wishes to announce that its net profit for the nine months ended 30 September 2004 is expected to increase by 400% to 450% as compared with the corresponding period of last year.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is published in the People's Republic of China ("PRC") in accordance with the relevant regulations issued by the Shenzhen Stock Exchange and in the Hong Kong Special Administrative Region of the PRC pursuant to the disclosure obligations under Rule 13.09 and pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company notes the recent increases in the trading volume of the shares of the Company, and apart from the disclosure below, are not aware of any matters that have or might have relevance to such increases.

The Company disclosed in its interim report for the six months ended 30 June 2004 that its net profit for the period from January to September 2004 was estimated to increase by 200% - 250% as compared with the corresponding period of last year. However, due to the recent increases in international crude oil prices which have resulted in corresponding increases in the price and sales volume of petrochemical products and synthetic rubber products, the net profit of the Company as shown in its financial statement for the period ended 30 September 2004 exceeded the above forecast. Based on the preliminary financial figures of the Company, the net profit of the Company for the nine months ended 30 September 2004 is expected to increase by 400% to 450% as compared with the corresponding period last year (earnings per share was RMB0.10). The results of the Company for the nine months ended 30 September 2004 will be disclosed in the third quarterly report of the Company to be published on 27 October 2004.


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Pending the finalisation and publication of the Company's results for the nine months ended 30 September 2004, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

For the purpose of the information disclosed above, and in accordance with the requirements of the Shenzhen Stock Exchange, trading in the Company's A shares will be suspended on the Shenzhen Stock Exchange in the first hour of the morning session on 13 October 2004, however, trading in the H shares of the Company will continue on the Stock Exchange.

We also confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As of the date hereof, the Board of Directors of the Company comprises of:

Executive Directors:  Yu Li, Shi Jianxun, Zhang Xingfu

Non-executive Directors:  Xu Fengli, Ni Muhua, Jiang Jixiang, Lan Yusheng

Independent Non-executive Directors: Lu Yanfeng, Wang Peirong, Fanny Li, Zhou Henglong

                                                           By order of the Board
                                       Jilin Chemical Industrial Company Limited
                                                                     Zhang Liyan
                                                               Company Secretary

                                                          12 October 2004, Jilin



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